[CLEARY GOTTLIEB STEEN & HAMILTON LLP LETTERHEAD]

VIA EDGAR TRANSMISSION

Ms. Jennifer Hardy

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

June 8, 2005

Re:	Polymer Holdings LLC

Registration Statement on Form S-4

    (File No. 333-123749)

KRATON Polymers LLC

Registration Statement on Form S-4

    (File No. 333-123747)

Dear Ms. Hardy:

By letter dated April 29, 2005, the staff of the Securities and Exchange Commission provided certain comments on (1) the registration statement on Form S-4 filed on April 1, 2005 by KRATON Polymers LLC (“KRATON”), KRATON Polymers Capital Corporation, Elastomers Holdings LLC and KRATON Polymers U.S. LLC and (2) the registration statement on Form S-4 filed on April 1, 2005 by Polymer Holdings LLC (“Holdings”) and Polymer Holdings Capital Corporation. KRATON and Holdings are submitting herewith via EDGAR responses to the staff’s comments and filing via EDGAR Amendment No. 1 to each of the Forms S-4.

For convenience, we have reproduced below the staff’s comments and have provided responses immediately below the comments.

KRATON POLYMERS LLC FORM S-4

General

1.	Please apply, as applicable, the following comments to the registration statement on Form S-4 filed by Kraton Polymers, LLC on April 1, 2005. Further, we will review the application for confidential treatment filed in connection with Kraton’s registration statement and comment in a separate letter.

KRATON confirms that it has revised its amended Form S-4 as appropriate to reflect the staff’s comments to the Form S-4 of Holdings.

2.	Please list each of the guarantors as additional registrants in the forepart of the prospectus and on the cover page of the registration statement.

KRATON has revised the cover page of its amended Form S-4 and the outside cover page of its prospectus in response to the staff’s comment.

3.	Disclose whether the guarantors will wholly and unconditionally guarantee the notes.

KRATON has revised the disclosure on pages 11, 14, 110 and 112 of its prospectus in response to the staff’s comment.

Legality Opinion

4.	Because this registration statement must register the guarantee of the 8.125% Senior Subordinated Notes as a separate security as well as the 8.125% Notes, please revise your opinion and disclosure under the section Legal Matters to address these guarantees.

Cleary Gottlieb Steen & Hamilton LLP has revised its legal opinion included as Exhibit 5.1 to KRATON’s amended Form S-4 and KRATON has revised the disclosure under “Legal Matters” on page 163 of its prospectus in response to the staff’s comment.

POLYMER HOLDINGS LLC FORM S-4

5.	Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated.

Holdings confirms that prior to effectiveness, it will provide the staff with a supplemental letter stating that it is registering the exchange offer in reliance on the staff’s position in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters, which will include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated.

6.	To the extent applicable, provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Holdings has included financial statements as of and for the three months ended March 31, 2005 and related disclosures in its amended Form S-4 in response to the staff’s comment.

In addition, each of KRATON and Holdings has restated its financial statements included in its Form S-4. During the preparation of the interim financial statements for the period ended March 31, 2005, a computational error was discovered in the calculation of the additional cost of sales related to the inventory step up associated with the acquisition that occurred on December 22, 2003. That step up was approximately $38.4 million and was being recorded to cost of sales as the related inventory items were sold. The error caused the reported amount of cost of sales to be understated by approximately $3.1 million for the year ended December 31, 2004.

In addition, each of KRATON and Holdings has restated its balance sheet as of December 31, 2004 to record the unrealized gain on interest rate swaps included as a component of comprehensive income on an after-tax basis, which has the effect of reducing member’s equity by approximately $0.6 million and increasing deferred income taxes by that same amount. This item was discovered in connection with a review of the financial statements undertaken in connection with the above item.

As a result of these adjustments, on May 11, 2005, the audit committee of each of KRATON and Holdings decided to restate the respective financial statements for the year ended December 31, 2004 and the financial statements included in the amended Forms S-4 reflect that restatement. The audit committees of each of KRATON and Holdings have discussed these adjustments with their independent registered public accountants.

Where You Can Find More Information, page 1

7.	Please remove the statement that any statement made in this prospectus concerning the contents of any contract, agreement or other document is qualified in its entirety by reference to that contract, agreement or document. Rule 411(a) permits qualification of information inside a prospectus by reference to information outside of a prospectus only where incorporation by reference is required by the form or the form requires a description of a document.

Holdings has revised page 1 of its prospectus in response to the staff’s comment.

8.	Either delete the last two sentences on this page or amend it to indicate the information in the prospectus is materially accurate whenever it is used.

Holdings has revised page 1 of its prospectus in response to the staff’s comment.

Forward Looking Statements, page 2

9.	Please relocate this section to follow the Risk Factors.

Holdings has relocated the section “Forward Looking Statements” to page 37 of its prospectus in response to the staff’s comment.

Summary, page 3

10.	We note your summary contains a lengthy description of the company’s business, competitive strengths and business strategy. Further, we note the identical disclosure appears later in your prospectus. In the summary, you should carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company’s business and business strategy. This detailed information is better suited for the body of the prospectus. Please revise accordingly. If you want to highlight key aspects of your business strategy and competitive strengths, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of SEC No. 33-7497.

Holdings has revised pages 3 through 6 of its prospectus in response to the staff’s comment.

11.	Ensure that the information you include in your summary is balanced. For example, you cite your strong customer relationships as a competitive strength but you omit any discussion here about the fact that you have no long-term contracts with your customers and rely for a significant percentage of your revenues on a few of your largest. To the extent that you continue to cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information.

Holdings has revised page 6 of its prospectus in response to the staff’s comment to provide a balanced presentation in the summary. Holdings advises the staff that, as disclosed on pages

5, 77 and F-39 of its prospectus, no single customer accounted for more than 10% of its total revenues in any period and therefore respectfully submits that it does not believe customer concentration is a risk requiring particular emphasis in the summary.

Our Company, page 3

12.	Tell us supplementally of the basis for your belief that you are the world’s leading producer of styrenic block copolymers, or SBCs and your statement that SBCs are a fast growing subset of the broader elastomers industry and the sources on which we relied for these bases.

Holdings advises the staff that KRATON is a former subsidiary of the Royal Dutch Shell Group of Companies, which invented and developed SBCs. As such, KRATON has been able to track the development of the SBC industry since its birth. KRATON monitors both growth in demand for products and announcements of competitors’ manufacturing capability. Management estimates the total demand for SBC products and confirms its estimates with independent data provided from time to time in publications by industry associations, such as the International Institute of Synthetic Rubber Producers and the European Synthetic Rubber Manufacturers Association, of which KRATON is a member. These publications provide members with industry data on capacities and sales and support management’s estimate that KRATON is the world’s largest producer of SBC products and that the SBC industry is a fast growing subset of the broader elastomers industry. In addition, independent consultants such as Stanford Research Institute and Chemical Market Resources Inc. have produced industry surveys, which further substantiate KRATON’s competitive position.

Holdings has supplementally provided to the staff an industry publication that substantiates the statements that it is the world’s leading producer of styrenic block copolymers and that SBCs are a fast growing subset of the broader elastomers industry.

Risk Factors, page 20

13.	Explain how each risk affects investors and the company. In this respect, please revise the presentation to remove phrases like “we cannot give assurances” and “there can be no assurance” regarding a certain set of facts, as they do not state a risk. The real risk is that the event will occur, not your inability to prevent it. Please also avoid generic conclusions that a risk would have an “adverse effect” on your business and disclose what the actual risk to your business will be.

Holdings has revised pages 21 to 36 of its prospectus in response to the staff’s comment.

14.	With respect to the following risk factors, please clearly explain how each specific risk applies to your company. For example, you have previously experienced difficulty servicing your debt resulting from the failure of your subsidiaries to make cash distributions to you, experienced labor strife that have disrupted your operations, or are any of the key people planning to retire or nearing retirement age or do you lack employment contracts with these individuals? Please refer to the following:

•	Servicing our indebtedness will require a significant amount of cash. We may not have access to the cash flow and other assets of our subsidiaries..., page 21
•	Our products may infringe the intellectual property rights..., page 33
•	We may be liable for damages based on product liability..., page 33
•	Our relationship with our employees could deteriorate, page 33
•	Loss of key personnel or our inability to attract and retain new qualified personnel..., page 34
•	Downturns in general economic conditions could adversely affect our profitability, page 35

Holdings believes that each of the risks stated is important to its business. Holdings has revised pages 22, 33, 34, 35 and 36 in response to the staff’s comment to further specify the application of these risks. Holdings has not historically experienced difficulties in servicing its debt, although its level of indebtedness has increased substantially in recent periods. Similarly, Holdings has not experienced labor disruptions to date, but believes that the risk is specific to Holdings as a manufacturer. Holdings has recently had several changes in senior management and has revised the risk factor on page 35 of its prospectus to include reference to these changes.

Risk Factors Relating to the Notes. Page 20

15.	Because of the similar nature of the risks presented in the risk factors titled “Claims of noteholders will be structurally subordinated to claims of creditors...” and “Your right to receive payments on the notes is effectively junior...” consider consolidating them under one heading or supplementally differentiating them. Please consider doing the same with respect to risk factors titled “Our substantial level of indebtedness could adversely affect our financial condition...” and “Our debt instruments, including the senior secured credit facility and the indenture governing KRATON’s 8.125% Notes, impose significant operating and financial restrictions...”

Holdings has considered the staff’s comment and believes that the risk factors on page 21 of its prospectus “Claims of noteholders will be structurally subordinated to claims of creditors...” and “Your right to receive payments on the notes is effectively junior...” are properly treated as separate risk factors. The first risk factor describes the risk resulting from the structural subordination of payments on the notes to all liabilities of Holdings’ subsidiaries, whether secured or unsecured. This risk exists because the notes are obligations of Holdings and are not guaranteed by any of Holdings’ subsidiaries. The second risk factor describes the risk that the unsecured claims of holders of notes will be junior to all claims of secured creditors of Holdings. This risk exists because the notes are unsecured obligations of Holdings. Holdings believes that these two risks are different risks and sufficiently important to merit discussion in separate risk factors.

Holdings also believes that the risk factors on pages 22 and 23 of its prospectus “Our substantial level of indebtedness could adversely affect our financial condition...” and “Our debt instruments, including the senior secured credit facility and indenture governing KRATON’s 8.125% Notes, impose significant operating and financial restrictions...” are properly treated as separate risk factors.

The first risk factor describes the risk to holders of notes arising from the fact that Holdings is highly leveraged and the liquidity challenges faced by Holdings to repay the notes as a holding company with limited operations. The second risk factor describes the risks resulting from the restrictions imposed by the covenants contained in the indebtedness of Holdings and its subsidiaries. Holdings believes that these two risks are different risks with different consequences to the holders of notes and are properly treated as separate risk factors.

Regulation of our employees’ exposure to butadiene could require material expenditures or changes in our operations, page 33

16.	We note your statement that effective February 1997, the Occupational Safety and Health Administration substantially lowered the permissible employee exposure limit for butadiene. Please disclose whether this resulted in material expenditures or changes in your operations.

Holdings advises that the 1997 changes in the exposure limit did not result in material expenditures or a change in operations. Holdings does not believe inclusion of the disclosure in the risk factor would be appropriate as it would mitigate the risk presented. Holdings believes that the risk to its business is of more restrictive regulations in the U.S. or the adoption of regulations in Europe in light of the inherent risk of butadiene and the precedent established by the 1997 regulations. Holdings has clarified page 34 of its prospectus in response to the staff’s comment.

Our insurance coverage may be inadequate..., page 35

17.	This risk factor appears to duplicate the risk discussed in “Hazards associated with chemical manufacturing...” Please consider consolidated, revising or deleting the risk factor entitled “Our insurance coverage may be inadequate...”

Holdings has revised page 36 of its prospectus to clarify that the two risks are distinct as the first risk relates to hazards specific to the manufacture of its products while the second risk relates to the adequacy of its insurance coverage.

The Exchange Offer, page 36

18.	Please revise your letter of transmittal to comply with the following comments.

Holdings has revised its letter of transmittal and refiled it as Exhibit 99.1 of its amended Form S-4 in response to the staff’s comments.

19.	Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Holdings confirms that the expiration date will be included in the final prospectus disseminated to holders of notes and filed pursuant to the applicable provisions of Rule 424.

Expiration Date: Extensions; Amendments; Termination, page 39

20.	We note that you reserve the right to delay the acceptance of any initial notes. Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule l4e-l(c). For example if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Holdings has revised page 41 of its prospectus in response to the staff’s comment.

21.	We note your reservation of the right to extend the exchange offer. Please disclose that the notice will disclose the number of securities tendered as of the notice’s date as required by Rule 14e-l(d) under the Exchange Act. Please revise to state that the issuer will issue the new notes promptly after expiration rather than after acceptance. Please refer to Exchange Act Rule 14e-l(c). Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of outstanding notes or otherwise satisfies the requirements of Rule 14e-l(d).

Holdings has revised page 41 of its prospectus in response to the staff’s comment.

Holdings believes that the use of oral notice of extension is consistent with market practice in exchange offers and can be conducted in a manner consistent with Rule 14e-1(d), particularly if used as a supplement to a written public announcement and considering the potentially limited number of holders of the notes. In the event of any extension, Holdings confirms that it will take measures reasonably calculated to reach all holders of notes in order to comply with Rule 14e-1(d).

22.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Holdings has revised page 41 of its prospectus in response to the staff’s comment.

Validity, Form, Eligibility and Acceptance of Tendered Initial Notes, page 41

23.	If you decide to waive a condition, you must announce expressly the decision in a manner reasonably calculated to inform noteholders of the waiver. If you waive a material condition, you are generally required to extend the offering period so at least five business days remain in the offer after the condition is waived. Provide us your views on whether waiver of any condition will constitute a material change requiring that at least five business days remain in the offer after the waiver’s notice.

Holdings believes that not all waivers of the conditions to the exchange offer would necessarily constitute material changes. In the event of any waiver, Holdings will make a determination, considering all of the relevant facts and circumstances, as to whether the waiver constitutes a material change and confirms that it will provide notice to holders of notes of any such waiver at least five business days prior to expiration of the offer.

Withdrawal Rights, page 43

24.	Please revise your disclosure here, and elsewhere in the filing and letter of transmittal, as appropriate, to clarify that you will return any initial notes that are not exchanged “promptly,” rather than “as soon as practicable” or “as promptly as practicable” after withdrawal, rejection, expiration or termination of the exchange offer, as required by Rule 14e-1(c).

Holdings has revised pages 43, 44 and 45 of its prospectus and the letter of transmittal filed as Exhibit 99.1 to its amended Form S-4 in response to the staff’s comment.

Conditions, page 43

25.	All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

Holdings has revised page 45 of its prospectus in response to the staff’s comment.

26.	Please disclose the basis upon which you will determine whether material conditions have been satisfied and note that you must include an objective standard for the determination of whether a condition has been satisfied.

Holdings has revised page 45 of its prospectus in response to the staff’s comment.

27.	An exchange offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise the condition in the second bullet, which states: “an action is proceeding or threatened that would materially impair the issuers’ ability to proceed with the exchange offer.”

Holdings has revised page 45 of its prospectus in response to the staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

SIS Sales Allocations, page 51

28.	Please disclose with more specificity the degree to which your sales have been impacted by the worldwide shortage of isoprene.

Holdings has revised pages 8, 9 and 53 of its prospectus in response to the staff’s comment.

Raw Materials, page 53

29.	We note your statement that the price of styrene is primarily driven by worldwide supply and demand and the cost of ethylene and benzene are impacted by oil and gas prices. Please elaborate on the reasons for the significant increase in the price of styrene and the relationship of benzene prices to styrene prices.

Holdings has revised page 57 of its prospectus in response to the staff’s comment. Holdings believes that the stated reasons, specifically the increase in oil and benzene prices, were the main causes of the increased price of stryrene.

30.	Please elaborate on the causes of the tight supply conditions leading to an increase in butadiene prices in 2002 and 2003 as well as the reasons for the price fluctuations in 2004.

Holdings has revised page 57 of its prospectus in response to the staff’s comment.

31.	Please disclose the reasons for the price increases of isoprene in 2003 and 2004 and state whether the operational problems of key isoprene producers, which led to the 2005 price increases, are likely to occur.

Holdings has revised page 57 of its prospectus in response to the staff’s comment.

Year-Ended December 31, 2004, Compared to Combined Year Ended December 31, 2003, page 57

32.	Please discuss the reasons for the 6.7% increase in sales volume in year ended December 31, 2004 compared to the same period ended December 31, 2003.

Holdings has revised pages 63 and 64 of its prospectus in response to the staff’s comment.

33.	We note that sales increased by 14% for the year ended December 31, 2004, as compared to the year ended December 31, 2003 and that you attribute the increase to a favorable volume variance, a favorable foreign currency variance and a favorable product mix and price variance. Please explain here and throughout the Management’s Discussion and Analysis section for all periods discussed, what you mean by “favorable volume variance” and “favorable product mix and price variance.” Elaborate on the underlying causes of these variances.

Holdings has revised pages 64 and 66 of its prospectus in response to the staff’s comment.

Liquidity and Capital Resources, page 62

34.	Please disclose the material financial covenants of your senior secured credit facility. For instance, disclose the minimum interest coverage ratio, maximum permitted capital expenditures, and whether payment would be accelerated upon the exercise of the repurchase option by holders of the exchange notes.

Holdings has revised page 70 of its prospectus in response to the staff’s comment.

Contractual Commitments, page 64

35.	Please revise your table of contractual cash obligations to also include the following:

(a)	Estimated interest payable on your debt;
(b)	Estimated payments related to your Operating Agreements with Shell;
(c)	Estimated payments related to your Site Services, Utilities, Materials, and Original Facilities Agreements with Shell; and
(d)	Planned funding of other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Holdings has revised pages 71 and 72 of its prospectus in response to the staff’s comment.

Business, page 68

End-Use Markets, page 72

36.	In order to place your competitive position into context, for each of the markets listed, please disclose the percentage of the market you have as well as that of your closest competitors.

Holdings believes that the disclosure adequately discusses its competitive position as required by Item 101(c)(x) of Regulation S-K. Item 101(c)(x) of Regulation S-K requires disclosure as to “...the registrant’s competitive position, if known or reasonably available to the registrant.” Holdings respectfully submits that this item does not require registrants to give percentage market share data for markets for its products. In addition, market share data is not generally available for the individual markets in which Holdings competes from reliable third party sources. Similarly, most of Holdings’ competitors in these markets do not disclose information with regard to sales or market position for these markets.

37.	Please discuss the details of the “turnarounds” you completed at some of your production facilities in 2003 and 2004.

Holdings has revised pages 83 and 84 of its prospectus in response to the staff’s comment.

Employment Agreements and Other Compensation Arrangements, page 91

38.	Please provide the aggregated option exercises and fiscal year end option value table required by Item 402(d) of Regulation S-K.

Holdings has revised page 100 of its prospectus in response to the staff’s comment.

Ownership, page 98

39.	Please name each natural person who shares beneficial ownership with TPG Advisors III, Inc., Advisors III, Inc. and JPMP Capital Corp. Please note the guidance provided in Rule 13d-3 and General Instruction C to Schedule 13D. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov, and revise or advise.

Holdings has revised pages 106 and 107 of its prospectus in response to the staff’s comment.

Description of Exchange Notes, page 102

40.

Under Rule 421(b) of Regulation C, you must avoid copying complex information directly from the underlying indenture without any clear and concise explanation of this information. It appears that you took much of the language in the body of the prospectus directly from the underlying indenture. Rewrite this disclosure to comply with Rule 421(b) of Regulation C. See the sample prospectus Latham & Watkins prepared for high-yield debt offerings. Latham & Watkins worked on this sample with the staff for compliance with Rule 421(b). In your prospectus, comply with Rule 421(b) to the same extent this sample prospectus does.

Holdings respectfully notes that the included disclosure is consistent with the model high yield prospectus disclosure prepared by Latham & Watkins in consultation with the staff. In particular, Holdings respectfully notes that Latham & Watkins acted as counsel to the initial purchasers in the offering of initial notes and has confirmed that the Latham & Watkins form was used in that offering. In its prospectus, Holdings has only modified that form as appropriate to reflect the offering of the exchange notes rather than the initial notes.

We understand that this Latham & Watkins model disclosure is generally acceptable to the staff and that, at a meeting with the staff on February 23, 1999, Martin P. Dunn, senior Associate Director, Disclosure Operations, indicated that the staff would not require that the description of notes be revised in any substantive fashion. This position of the staff permits issuers to continue to replicate in the description of the notes the various restrictive covenants and related definitions verbatim from the indenture. In accordance with the Latham & Watkins model, the disclosure in Holdings’ prospectus includes improvements from prior disclosure practice, such as adding subheadings to make information easier to find, eliminating introductory phrases like “the Indenture will provide that” and eliminating romanettes and alphabetical lists in favor of Arabic numbered lists.

Holdings respectfully notes that the section “Description of Exchange Notes” is consistent with the expectations of investors in the notes and with other registration statements for high yield debt securities declared effective by the staff. It is Holdings’ understanding that the sophisticated investors who invest in high yield debt securities often rely on the description of notes, rather than the form indenture filed as an exhibit to the registration statement, to understand the terms of the debt securities. These investors strongly prefer a complete recitation in the description of the notes of the important terms of the indenture. If Holdings modified the description of notes, investors would be unable to evaluate fully the terms of the notes and how they compare to other high yield debt securities or to the initial notes. Accordingly, Holdings believes that an effort to revise or summarize any terms in the description of notes that investors are accustomed to seeing in the complete form, as they will be defined in the indenture, would not enhance the understanding of investors.

Certain Definitions, page 129

41.	Please eliminate definitions of terms that you do not use in the prospectus or whose meanings are apparent or commonly understood. Examples of these terms include, but are not necessarily limited to: Board of Directors, GAAP, Government Securities, and Investments.

Holdings has eliminated the definitions of “Board of Directors” and “Government Securities”. Holdings has not eliminated the definition of “GAAP” because it informs investors that any changes in generally accepted accounting principles after the issue date will not be taken into account in the indenture. Holdings has not eliminated the definition of “Investments” because the definition encompasses a greater range of transactions than is commonly contemplated.

Certain U.S. Federal Income Tax Considerations, page 146

42.	Please remove the word “certain” here and elsewhere, as appropriate. Rule 601(b)(8) of Regulation S-K requires you to disclose all material U.S. federal income tax considerations.

Holdings has revised page 154 of its prospectus in response to the staff’s comment.

43.	Did you receive an opinion of tax counsel with respect to these federal income tax considerations? If so, please file with your next amendment. If not, please disclose this.

Holdings has revised page 154 of its prospectus in response to the staff’s comment.

Financial Statements and notes thereto.

44.	We note on page 3 of your discussion of end-use markets and products and their contribution to revenue mix on page 4. It appears to us that you may have multiple operating segments as defined by paragraph 10 of SFAS 131 that you have aggregated into one reportable segment. Please tell us how you determined that you have one reportable segment. If you have aggregated operating segments, tell us how you determined the aggregation to be appropriate based on the guidance provided in paragraph 17 of SFAS 131. Additionally, please amend your filing to include enterprise-wide disclosures as required by paragraph 36-39 of SFAS 131.

Holdings confirms that it considered SFAS 131 in its determination that it only has one reportable segment and that it believes the presentation of aggregated information is consistent with SFAS 131.

Holdings confirms that in making this determination it considered paragraph 10 of SFAS 131, which states that an operating segment is a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.

In particular, Holdings considered that:

•	Revenues are earned in its end-use markets. All expenses incurred, however, are not generally attributable to a discrete end-use market and Holdings does not capture all expenses by end-use markets in its accounting system.

•	The operating results reviewed by its CEO and the Board of Directors to make decisions about how to allocate resources and assess performance have generally been presented on an aggregated basis. Only limited information has been presented by end-use market, generally at the level of volumes, revenues and contribution margin. This information is not a primary source of information used to determine the allocation of resources (such as plant capacity, human resources, raw materials and capital expenditures) or assess performance.

•	Holdings does not prepare profit and loss information by end-use market. Holdings does not have the ability to prepare this information as it is unable to allocate costs between end-use markets given the shared nature of the production and distribution processes.

•	Capital allocation decisions are not made by end-use market.

The above factors are reflected in Holdings’ disclosures in the registration statement where revenues and volumes by end-use market are discussed but profit and other operating measures are provided on an aggregated basis.

For these reasons, Holdings concluded that in applying the criteria of paragraph 10 of SFAS 131, its business consisted of a single operating segment. Holdings did recognize, however, that this determination involved a degree of judgment.

For that reason, Holdings also considered the aggregation guidance of paragraph 17 of SFAS 131, which states that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of the standard, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.	The nature of the products and services.

b.	The nature of the production processes.

c.	The type or class of customer for their products and services.

d.	The methods used to distribute their products or provide their services.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

In particular Holdings considered that:

•	All of its products are used by its customers to add performance attributes, particularly flexibility, to their products. There are no visual or other fundamental differences between the products sold. Specifically, Holdings produces two principal products lines:

(1) KRATON D, which is sold in all of the end-use markets, and (2) KRATON G, which is sold primarily in three of the five end-use markets.

•	The products sold to the different end-use markets primarily use the same raw materials and production processes and are distributed by the same method.

•	All of its production lines have the ability to make a variety of grades of its products for various end-use markets, and none of its production assets is fully dedicated to a particular end-use.

•	The regulatory environment is the same for products sold in each of the end-use markets.

For these reasons, Holdings concluded that in applying the criteria of paragraph 17 of SFAS 131, even if one might conclude that Holdings had separate operating segments based on the criteria of paragraph 10, it would still aggregate the operating segments into a single reporting segment.

Holdings recognizes that these conclusions are subject to ongoing assessment. If its business, strategy or processes change in the future in a way that impacts the assessments described above, Holdings will re-evaluate its conclusions.

Holdings has revised page F-38 and F-39 of its prospectus to include the noted enterprise-wide disclosures.

Consolidated Statements of Changes in Member’s Equity…, page F-5

45.	Please tell us why or amend your filing to include a reconciliation of the beginning balance to the ending balance for the year ended December 31, 2002. Refer to Rule 3-04 of Regulation S-X which indicates a statement is required for each year a statement of operations is presented.

Holdings has revised page F-5 of its prospectus in response to the staff’s comment.

Consolidated Statements of Cash Flows, page F-7

46.	Please tell us what activity is generating the mark to market interest adjustment disclosed in your reconciliation of income (loss) to net cash provided by operating activities. Additionally, please amend your filing to include your accounting policy for interest rate swaps and interest rate caps.

Holdings advises that the $1.7 million in “mark to market interest” adjustment disclosed in its reconciliation of income (loss) to net cash provided by operating activities is related to the change in fair value of its interest rate swaps in the period prior to their designation as hedges pursuant to SFAS 133. On November 1, 2004 Holdings designated the interest rate swaps as cash flow hedges under SFAS 133. Prior to that date, the change in fair value of the interest rate swaps was recorded as a component of interest expense. In order to clarify this treatment, Holdings has changed the caption in the statement of cash flows to “change in fair value of interest rate swaps” on page F-7 of its prospectus. Holdings has revised page F-14 of its prospectus to include a description of its accounting policy for interest rate swaps and interest rate caps in response to the staff’s comment.

Note 1 – Summary of Significant Accounting Policies – The Acquisition, page F-9

47.	You disclose that the purchase price of the Acquisition has been allocated based on independent appraisals and management’s estimates. Either identify the independent valuation firm and file their consent or delete any references to them from your filing. Refer to Item 436(b) of Regulation C.

Holdings has revised page F-9 of its prospectus in response to the staff’s comment.

Note 1(h) – Investment in Joint Venture, page F-11

48.	Please tell us and amend your filing to address the consideration given to FIN46(R) as it relates to your joint venture at your Kashima site. Address your determination of whether this is a variable interest entity and whether this entity should be consolidated.

In considering FIN 46 (R) as it relates to its joint venture in Japan, Holdings evaluated the various criteria included in that standard and particularly those in paragraph 5.

By way of background, the joint venture was formed in 1987 with the current joint venture partners being a subsidiary of Holdings and Japan Synthetic Rubber Co., Ltd. Each party holds a 50% economic interest in the joint venture and voting authority is 50/50 on all matters. The joint venture was never designed to be anything other than a simple joint venture. Holdings considered the following facts relating to the joint venture in Japan that address the specific criteria of FIN 46 (R) in determining if an entity is a variable interest entity (VIE):

•	Sufficient equity investment at risk - equity at risk is greater than 10% of total assets of the joint venture. During Holdings’ involvement in the joint venture, there has not been the need to provide any additional capital to the entity. Any capital that may be provided would be provided pro-rata by the joint venture partners.

Equity of the joint venture includes only equity interests that participate significantly in profits and losses of the venture. Equity of the joint venture was not issued in exchange for subordinated interests in any other VIE nor was it provided to or financed for the investors by the joint venture itself or a party involved with the joint venture

•	Substantive decision-making ability - both of the joint venture partners share decision making authority 50/50 and have the ability through voting rights to make decisions that have a significant effect on the success of the joint venture.

•	Obligation to absorb the economic risk of the entity - both of the joint venture partners hold 50% of the economic interest in the joint venture and there are no terms or arrangements that directly or indirectly protect one or both of the partners from losses. There are no guarantees of returns.

•	Right to receive the economic rewards of the entity - both of the joint venture partners hold 50% of the economic interest in the joint venture and there are no terms or arrangements that directly or indirectly limit one or both of the partners in the economic rewards of the joint venture.

Based on this evaluation, Holdings concluded that the joint venture was not a VIE and that there was no primary beneficiary as those terms are described in FIN 46 (R). Accordingly, Holdings believes that the equity method of accounting for its investment in the joint venture is the appropriate method.

Note 1(l) – Revenue Recognition, page F-12

49.	We note that you recognize rebates as a reduction in revenues as earned. Please tell us and amend your filing to clarify when rebates are earned. Include in your discussion whether rebates are earned ratably over a contract period or only after certain thresholds are met.

Holdings has revised page F-13 of its prospectus in response to the staff’s comment.

Note 5(a) – U.S. Retirement Benefit Plans, page F-23

50.	We note that you have disclosed the net amount to be recognized as a liability of $15,566 at December 31, 2004; however, we are unable to recalculate that number based only on your benefit obligations and fair value at the end of that period. Please provide us with a reconciliation of your funded status at December 31, 2004 and clearly disclose this in your filing.

Holdings has revised page F-25 of its prospectus to present separately the unrecognized actuarial loss from the funded status in response to the staff’s comment.

51.	Additionally, please amend your filing to include the following disclosures as required by SFAS 132(R):

(a)	Information about plan assets – paragraph 5d,

(b)	The benefits expected to be paid in the next five years and in the aggregate for the five fiscal years thereafter – paragraph 5f,

(c)	The employer’s best estimate of contributions expected to be paid to the plan during the next fiscal year – paragraph 5g.

Holdings has revised page F-26 of its prospectus in response to the staff’s comment.

Note 5(i) – Severance Cost, page F-29

52.	Please amend your filing to include all disclosures required by paragraph 20 of SFAS 146 relating to your workforce reduction program, which was initiated during the year ended December 31, 2004.

Holdings has revised page F-31 of its prospectus in response to the staff’s comment.

Valuation and Qualifying Accounts

53.	Please amend your filing to include Schedule II – Valuation and Qualifying Accounts. This schedule should include your allowance for doubtful accounts, slow moving and obsolete inventory reserves and the valuation allowance for deferred tax assets. Refer to Rule 5-04 of Regulation S-X.

Holdings amended its Form S-4 to include Schedule II – Valuation and Qualifying Accounts in response to the staff’s comments.

Closing Comments

54.	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Each of KRATON and Holdings are providing the staff with marked copies of its amended Form S-4 to expedite its review.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 225-2420 or my colleague Duane McLaughlin at (212) 225-2106.

Sincerely,

/s/ Stephen H. Shalen
Stephen H. Shalen

cc:	Craig Slivka
Mindy Hooker
John Cash
Securities and Exchange Commission

Joseph J. Waiter
Dave M. Davis
Jeffrey S. Courtright
KRATON Polymers LLC

James Eggers
KPMG LLP

Duane McLaughlin
Cleary Gottlieb Steen & Hamilton LLP